August 25, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina Chalk and Blake Grady

Re:	International General Insurance Holdings Ltd. Schedule TO-I / 13E-3 Filed July 28, 2023 File No. 005-91471

Dear Ms. Chalk and Mr. Grady:

On behalf of International General Insurance Holdings Ltd. (the “Company”), we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 22, 2023 (the “Comment Letter”), regarding the Company’s Schedule TO-I/A which was filed on August 17, 2023 (the “Schedule TO/A”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the Staff’s comments are reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently filing Amendment No. 4 to the Schedule TO-I/A (“Amendment No. 4”), which reflects revisions in response to the Comment Letter. Except for page references appearing in the headings and Staff comments below (which are references to the Schedule TO-I/A filed on August 17, 2023), all page references herein correspond to the page of Amendment No. 4.

Schedule TO filed August 17, 2023

General

1.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must be prominently disclosed in a “Special Factors” section at the forepart of the disclosure document. See Rule 13e-3(e)(1)(ii). Please revise.

Company response: In response to the Staff’s comment, the Company has moved the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 to a “Special Factors” section at the forepart of the Offer to Purchase.

2.	Given that the filing person is not a natural person, revise to provide the information required by Item 1003(b) of Regulation M-A.

Company response: In response to the Staff’s comment, the Company has revised the disclosure in Item 3(b) of the Schedule TO to provide the information required by Item 1003(b) of Regulation M-A.

3.	We note your disclosure that Item 1005(b) and (c) of Regulation M-A are “[n]ot applicable” to the transaction. Given the disclosure on page 12 regarding negotiations between the Company and “12 of the largest holders of the Warrants,” please revise or advise.

Company response: In response to the Staff’s comment, the Company has revised the disclosure in Items 5(b) and 5(c) of the Schedule TO relating to Items 1005(b) and (c) of Regulation M-A.

The Offer and Consent Solicitation, page 4

4.	Please revise to provide the disclosure required by Item 1015(b)(2) and (3) of Regulation M-A with respect to BofA.

Company response: In response to the Staff’s comment, the Company has added disclosure required by Items 1015(b)(2) and (3) of Regulation M-A on page 9 of the Offer to Purchase (regarding the selection and qualification of BofA).

Background and Purpose of the Offer, page 9

5.	Please revise to state with specificity why the Company determined to pursue the Offer now as opposed to at any other time. See Item 1013(c) of Regulation M-A.

Company response: In response to the Staff’s comment, the Company has added disclosure on page 5 of the Offer to Purchase to address why the Company determined to pursue the Offer now as opposed to at any other time.

6.	Item 1013(d) of Regulation M-A requires a reasonably detailed discussion of the benefits and detriments of the transaction to the subject company, its affiliates and unaffiliated security holders, and the benefits and detriments must be quantified to the extent practicable. Please revise to include this disclosure. See Instruction 1 and Instruction 2 to Item 1013 of Regulation M-A.

Company response: In response to the Staff’s comment, the Company has added disclosure required by Item 1013(d) of Regulation M-A on pages 10 through 11 of the Offer to Purchase describing the benefits and detriments of the transaction to the Company, its affiliates and unaffiliated security holders.

Fairness of the Offer, page 12

7.	Item 1014(a) requires you to address the fairness of the “Rule 13e-3 transaction” in its entirety. Here, you are making an Offer to Warrant holders but simultaneously and as a condition of tender, soliciting consents to amend the terms of the Warrant Agreement for those holders who do not tender. Your disclosure on page 12 also indicates that you will redeem any Warrants that remain outstanding after the Offer. Revise the fairness discussion (including the heading) to address the fairness of the going private transaction in its entirety, while separately addressing those holders who tender and those who do not.

Company response: In response to the Staff’s comment, the Company has revised the fairness discussion (including the heading) on pages 5 through 8 of the Offer to Purchase to address the fairness of the going private transaction in its entirety, while separately addressing those holders who tender and those who do not.

8.	Disclosure throughout the Schedule 13E-3 indicates that you determined that “the Offer is fair and in the best interests of the Company and the Warrant holders” (emphasis added). Please revise to provide the disclosure described in Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A, including whether (and why) the Company believes the Offer is fair or unfair to unaffiliated Warrant holders. Refer to the definition of “affiliate” in Rule 13e-3(a)(1).

Company response: In response to the Staff’s comment, the Company has revised the fairness disclosure on pages 5 through 8 of the Offer to Purchase to provide the disclosure described in Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A, including whether (and why) the Company believes the Offer is fair to unaffiliated Warrant holders.

9.	Consider defining or explaining the term “wall-crossed” in the first bullet point in this section.

Company response: In response to the Staff’s comment, the Company has explained the term “wall-crossed” on page 5 of the Offer to Purchase.

10.	Refer to our comment above. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those normally considered relevant in assessing the fairness of a going-private transaction. To the extent one or more of those factors was considered but given little weight or was not considered by the Company, this may be an important element of the analysis. Please revise to discuss how the Company considered each listed factor, or to explain why it did not.

Company response: In response to the Staff’s comment, the Company added disclosure regarding the factors considered in assessing the fairness of the transaction on pages 5 and 6 of the Offer to Purchase.

11.	Refer to the third bullet point in this section on page 12. Expand to explain how you arrived at the assumptions (such as the 30% volatility assumption and the dividend yield of 0%) used to value the Warrants.

Company response: In response to the Staff’s comment, the Company has expanded the relevant disclosure on page 6 of the Offer to Purchase to explain how it arrived at the assumptions used to value the Warrants.

12.	See our comments above regarding the need to direct your fairness determination and analysis to the going private transaction itself and specifically, to the unaffiliated holders of Warrants. Many of the bullet points here describe fairness to the Company and specifically, to equity holders, rather than the holders of the subject class in this Offer. See for example, the last three bullet points on page 13. By way of illustration, it is not clear how the overhang created by the Warrants and your possible inability to access the public equity markets for follow-on equity transactions involving the Company’s common shares contributes to fairness for the Warrant holders who tender into this Offer or those who are redeemed after the Offer. Please revise.

Company response: In response to the Staff’s comment, the Company has revised the bullet list on pages 2, 5, 6, 7 and 8 of the Offer to Purchase.

13.	Refer to the disclosure on page 13 to the effect that the board considered conducting an exchange offer for the Warrants but decided not to pursue this alternative because “it would take longer to complete than an all-cash tender offer.” Please expand to explain why the board believed an exchange offer would take longer and why that was a determining factor in structuring this transaction.

Company response: In response to the Staff’s comment, the Company has expanded the relevant disclosure on page 7 of the Offer to Purchase.

Effects of the Offer on the Market for the Public Warrants, page 14

14.	Refer to the first complete paragraph on page 14. In making a decision whether to tender into this offer, it is critical for Warrant holders to know what will happen to their securities if they do not tender. Revise to specifically state when after the offer you intend to redeem any remaining outstanding Warrants. See Item 6 of Schedule 13E-3 and Item 1006(c) of Regulation M-A. To the extent you intend to redeem them immediately or soon after the offer, the disclosure in the second paragraph of this section should also be revised accordingly.

Company response: In response to the Staff’s comment, the Company has revised the relevant disclosure on the cover page and pages (ii), 1, 11, 18, 28 and 29 of the Offer to Purchase to state that it intends to submit a notice of redemption to redeem any remaining outstanding Warrants immediately upon consummation of the tender offer.

Board Presentation, page 17

15.	We note your disclosure that a Black Scholes valuation of the Warrants was conducted. Please confirm that you have filed as an exhibit to the Schedule 13E-3 all board books or other written materials materially related to this going private transaction and provided by a third party.

Company response: The Company confirms that all board books or written materials materially related to the going private transaction and provided by a third party have been filed (eg, the BofA Presentation to the board on July 27, 2023). The Company did receive a number of pitchbooks from BofA related to an exchange of warrants for common stock prior to BofA being mandated for the cash tender offer. However, these powerpoints were in contemplation of an exchange transaction which management ultimately did not pursue.

16.	Refer to the last sentence in this third paragraph in this section. Explain the statement here that other companies may transact in warrants ... “thereby potentially increasing competition in the market.” Explain what market, what sorts of transactions and how this would affect the Warrants should they remain outstanding.

Company response: In response to the Staff’s comment, the Company has expanded the relevant disclosure on pages 8 and 9 of the Offer to Purchase to explain competition in the market in more detail.

17.	We note the statement that “t]he Presentation was not based on instructions received from the Company.” Clarify how BofA proceeded with its role here without instructions from the Company.

Company response: In response to the Staff’s comment, the Company has provided additional disclosure on page 9 of the Offer to Purchase to clarify the relevant instructions given by the Company.

18.	At the top of page 15, explain the conditions to BofA receiving an additional $650,000 as future compensation with respect to the Offer. Clarify whether this sum is in addition to the dealer manager fees listed on page 16.

Company response: In response to the Staff’s comment, the Company has provided additional disclosure on page 9 of the Offer to Purchase.

19.	Refer to the Presentation now filed as an exhibit to the Schedule 13E-3. The disclaimer on page C-2 of the materials state that they may not be used without the consent of BofA. Clarify in the disclosure here that BofA has provided its consent for use of the materials here.

Company response: In response to the Staff’s comment, the Company has provided additional disclosure on page 9 of the Offer to Purchase.

We thank the Staff for its review of the foregoing and the Schedule TO / 13E-3. If you have further questions or comments, please feel free to contact me at 212-277-4004 or Michael.Levitt@Freshfields.com.

Sincerely,

/s/ Michael Levitt

cc:	Hatem Jabsheh
Pervez Rizvi
Rawan Alsulaiman
International General Insurance Holdings Ltd.
Derek Dostal
Davis Polk & Wardwell LLP

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